EXHIBIT 99.1

Date: January 31, 2013	530-8th Avenue SW, 6th floor Calgary AB, T2P 3S8 www.computershare.com

To: All Canadian Securities Regulatory Authorities New York Stock Exchange
Subject: TRANSCANADA CORPORATION

Dear Sirs: We advise of the following with respect to the upcoming meeting of shareholders for the subject Issuer:
Meeting Type :	Annual and Special Meeting
Record Date for Notice of Meeting :	26/02/2013
Record Date for Voting (if applicable) :	26/02/2013
Beneficial Ownership Determination Date :	26/02/2013
Meeting Date :	26/04/2013
Meeting Location (if available) :	Calgary, AB

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	89353D107	CA89353D1078

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for TRANSCANADA CORPORATION